

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 8, 2010

VIA US MAIL AND FAX (847) 781-3610
Michael J. Graham
Executive Vice President and Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway, Suite 600
Hoffman Estates, Illinois 60169

> **Re: Career Education Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement**
> **Filed April 1, 2010**
> **File No. 0-23245**

Dear Mr. Graham:

We have reviewed your response letter dated September 27, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Compliance with Federal Regulatory Standards and Effect of Federal Regulatory Violations, page 19

1. We note your response to comment one from our letter dated August 31, 2010. Tell us how you considered the recent FSA audit opinion of "compliance with exception" involving four of your schools in management's assessment of disclosure controls and internal controls on financial reporting. Please disclose the portion of your revenues and income attributable to such schools.

Eligibility and Certification Procedures, page 24

2. We note your response to comment three from our letter dated August 31, 2010. Please include the information provided in your response in future filings.

Revenue Recognition, page 60

3. We note your response to comment eight from our letter dated August 31, 2010. We continue to believe that you should disclose your refund policy for each of your schools elsewhere in the filing (more appropriately in the business section). Within the MD&A, your critical accounting policies should address how you considered return to Title IV calculations in determining the amount of revenues to be recognized, how Title IV refund calculations for an academic term could differ from a program period, how you account for calculation differences between your refund policy and Title IV or state guidelines, if your accounting estimates or assumptions significantly bear the risk of change, and how you consider factors such as credit scores or historical default rate in your accounting estimates. Please provide us your proposed disclosures. Refer to the Interpretive Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations at http://www.sec.gov/rules/interp/33-8350.htm.

4. Additionally, please tell us the following:
    - Whether revenue recognition on a straight-line basis is based on a daily, monthly, or weekly approach or some other basis over the academic term or program period
    - Whether you are referring to collected funds in reference to "any funds retained by the Company, following the appropriate refund to the student" and whether the accounting would vary if the collected funds consisted of Title IV funds or prepayments by the student.
    - Why it is appropriate to recognize immediately into revenues the subject funds retained by the Company following a student's withdrawal
    - How you account for uncollected funds earned as a result of a student's withdrawal past a given point during an academic term or program period per your refund policy
    - What your basis is for concluding that collectability is assured.
    - Which historical information are you basing your estimated refund liability in the limited circumstance where a portion of the revenue had been earned (as stated in the penultimate paragraph of your response hereunder),

d) Concentration of Credit Risk, page 84

5. We note your response to comment 11 from our letter dated August 31, 2010. Refer to the CD&I Question 102.12 on Non-GAAP Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. It appears that

your supplemental measure of Total Title IV funding as a percentage of total domestic tuition receipts constitutes a non-GAAP financial measure under Regulation G and Item 10 of Regulation S-K. Accordingly, you must provide the disclosures required by Regulation G or Item 10 of Regulation S-K, if applicable, including the quantitative reconciliation from the non-GAAP financial measure to the most comparable measure calculated in accordance with GAAP. This reconciliation should be in sufficient detail to allow a reader to understand the nature of the reconciling items. Please advise or revise.

h) Cash and Cash Equivalents, page 86

6. We note your response to comment 12 from our letter dated August 31, 2010. Please tell us the following:
    - What were the average amounts of Title IV program funds received in excess of amounts for which students were eligible
    - Why it is appropriate at all to maintain off-balance sheet amounts for restricted cash and to defer recognition of a liability for cash advances
    - Why you had received Title IV funds in advance of any verification of student eligibility

Receivables, page 97

7. We note your response to comments 14 and 15 from our letter dated August 31, 2010, and your proposed disclosures. It appears that you did not address certain of your comments, to clarify in particular:
    - How you have accounted for non- recourse loan receivables in the financial statements and the terms of the underlying arrangement. In this regard, we note your disclosure on page 97 that Sallie Mae continues to offer its non-recourse products to your students.
    - What the difference between your commitment to approximately $68.5 million of funding through extended payment plans and the $22.5 million reported in the balance sheet signifies
    - How significant your recourse loans are in relation to non-recourse loans.

8. Additionally, please tell us if true:
    - That current and non-current student receivables are both expressed net of their respective allowances for doubtful accounts and deferred tuition revenues
    - That the accounts receivable balance represents the cumulative net earned tuition position of all students and the deferred tuition revenue represents the cumulative prepaid tuition balances of all students in net prepaid tuition position as you indicated in a prior correspondence dated August 14, 2007.

    Please revise your disclosures accordingly.

Form 10-Q for the Quarter Ended June 30, 2010

Unaudited Consolidated Balance Sheets, page 3

8. We note your response to comment 20 from our letter dated August 31, 2010 and
    have additional comments. Your response does not appear to give effect to your
    "net" presentation of accounts receivable and deferred tuition per your prior
    statements. In particular, it is unclear to us

    - If the net amount of student receivables outstanding for the recourse program
      as of June 30, 2010 was $3.6 million, what accounted for most of the net
      increase in student receivables from $57.8 million as of December 31, 2009 to
      $74.8 million as of June 30, 2010?
    - How can the increased participation result in a higher level of accounts
      receivable as of June 30, 2010 (when compared to December 31, 2009 and
      also March 31, 2010) if unearned tuition is netted against accounts receivable,
      resulting in a zero sum effect at inception? Additionally, you recorded a
      higher allowance for uncollectible accounts which would further decrease the
      carrying amounts of your accounts receivable. Did a significant number of
      students withdraw after the prescribed refund period, resulting in a decrease in
      deferred tuition revenue (and therefore, higher accounts receivable) and an
      offsetting increase in recorded revenues?
    - How the deferred tuition revenue balance, which per your prior statement,
      represents the cumulative prepaid tuition balance of all students in a net
      prepaid tuition, would be significantly impacted by a decrease in the student
      population in the International strategic business unit which has a small
      student population relative to the other schools. Does this unit typically
      require its students to prepay their tuition? We note that you reported student
      population increases in your other units.
    - Does the deferred tuition revenue balance also reflect unapplied Title IV
      funds?

Receivables, page 13

9. We note your response to comment 22 from our letter dated August 31, 2010.
    Considering the significant historical and current default rates in your extended
    payment program, and additionally in your University and Culinary Arts
    programs, tell us why it would be appropriate to recognize revenues from earned
    tuition immediately after a student's withdrawal, instead of when payments are
    received

"Government agencies, regulatory agencies and third parties may conduct compliance
reviews…" page 47

10. We note your response to comment 23 from our letter dated August 31, 2010.

Please note that when you receive a Final Program Review Determination letter we believe disclosure of the amount of Title IV funds that are at issue, as well as the anticipated fines and penalties you may be subject to will be material, notwithstanding your intent to contest such findings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Robert Bartelmes, Senior Financial Analyst at (202) 551-3810 with any other questions.

Sincerely,

/s Robert Bartelmes, for

Larry Spirgel
Assistant Director